FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For December 3, 2009

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Second Quarter Results

- Announces Second Quarter Dividend of $0.10 Per Share    -

- Company Realizes Net Gain of $4.2 Million On Sale of Former Manufacturing Plant   -

FOR IMMEDIATE RELEASE

MACAO (December 3, 2009) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal second quarter ended September 30, 2009.

Net sales for the second quarter ended September 30, 2009 were $20.8 million, a decrease of 35.3% compared to net sales of $32.2 million for the same quarter ended September 30, 2009, mainly as a consequence of the continuing decline in demand for the Company’s plastic injection molding as well as a decline in demand from the professional audio and instrument equipment market.  The operating loss in the second quarter was $1.3 million, compared to an operating loss of $1.7 million for the same quarter of 2008.

The Company reported a non-operating income of $4.3 million after realizing a net gain of $4.2 million from disposal of a former manufacturing plant.  Deswell reported net income of $3.1 million for the second quarter ended September 30, 2009 compared to net loss of $1.7 million for the quarter ended September 30, 2008.  Basic net income per share and diluted net income per share improved to $0.20 and $0.20 respectively, (based on 15,880,000 and 16,016,000 weighted average shares outstanding, respectively) compared to a loss of ($0.11) and ($0.11) respectively, (based on 15,791,000 and 15,791,000 weighted average shares outstanding, respectively) for the quarter ended September 30, 2008.

As of September 30, 2009, the Company received the total sale proceeds of $7.3 million from the sale of its former plastic injection manufacturing plant in Shekou, Shenzhen, China.  The Company had entered into an agreement for sale of this manufacturing plant on August 6, 2009.  The sale was closed in September 2009 with a gain on the sale, net of the transaction cost, of $4.2 million, recognized in September 2009.  The net gain on the sale of this plant is recorded as non-operating income in the Company’s financial statements during the second fiscal quarter ended September 30, 2009.

Total gross margin improved to 13.9% in the second quarter ended September 30, 2009 compared to 10.9% in the same quarter last year.  Gross profit in the plastic segment increased to 15.5% of net sales for the second quarter of fiscal 2010 compared to 10.8% of net sales for the same quarter of last year.  The increased gross margin in the plastic segment was mainly due to lower materials usage and lower plastic resin price.   There were also savings in labor cost due to headcount reduction, offsetting a slight increase in factory overhead.   Gross profit in the electronic and metallic segment increased to 11.6% of net sales for the second quarter ended September 30, 2009, compared to 11.1% of net sales for the year-ago quarter.  The improved gross margin in the electronic and metallic segment was mainly attributed to lower materials cost as well as the savings in labor cost, offsetting higher factory overheads.

Net sales for the six months ended September 30, 2009 were $43.6 million, a decrease of 35.2%, compared to sales of $67.3 million for the corresponding period in 2008.  Operating loss for the six months ended September 30, 2009 was $1.5 million, compared to operating loss of $0.4 million for the first six months of fiscal 2008.  The Company reported net income of $2.9 million, compared to a loss of $0.4 million for the six months ended September 30, 2008.  Deswell reported basic and diluted net income per share for the six months of $0.18 and $0.18, respectively (based on 15,836,000 and 15,969,000 weighted average share outstanding, respectively), compared to a loss of ($0.02) and ($0.02), respectively (based on 15,791,000 and 15,803,000 weighted average shares outstanding, respectively), for the six months ended September 30, 2008.

The Company's financial position remained strong at the end of the second quarter of fiscal year 2009, with $41.1 million in cash and cash equivalents at September 30, 2009, compared to $23.1 million on March 31, 2009.  Working capital totaled $59.3 million as of September 30, 2009, versus $52.6 million as of March 31, 2009.  Furthermore, the Company has no long-term or short-term borrowings at September 30, 2009.

Mr. Franki Tse, chief executive officer, commented, “Over the past year, we have taken (will continue taking) considerable steps to reduce the cost structure of the business given the challenging economic environment.  Our strong balance sheet, with $41 million in cash, no debt and over seven dollars per share in book value, positions us favorably with customers and is a strategic advantage.  Revenues were down very modestly on a sequential basis and we have seen a slight increase in pipeline activity with existing and prospective customers.  We are expecting some sales will generate from new market segments, such as audio amplifiers, products with LCD display and others in the coming quarters.”

Second Quarter Dividends

The Company also announced that on December 3, 2009 its board of directors declared a dividend of $0.10 per share for the fiscal second quarter ended September 30, 2009.  The dividend will be payable on January 7, 2010 to shareholders of record as of December 15, 2009.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd., Inter-Tel Incorporated, Focusrite Audio Engineering, Ltd. .

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

Institutional Marketing Services (IMS)

203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)
	September 30,	March 31,
	2009	2009
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$41,101	$23,134
Marketable securities	167	100
Accounts receivable, net	17,289	22,227
Inventories	16,327	21,445
Assets held for sale	-	987
Prepaid expenses and other current assets	1,702	1,887
Total current assets	76,586	69,780
Property, plant and equipment - net	63,121	66,564
Deferred income tax assets	746	746
Goodwill	392	392
Total assets	$140,845	$137,482

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$8,019	$10,370
Accrued payroll and employee benefits	1,236	2,473
Customer deposits	1,541	1,460
Other accrued liabilities	5,820	2,167
Income taxes payable	705	705
Total current liabilities	17,321	17,175
Minority interests	-	-

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
15,935,810 shares at September 30, 2009 and
15,790,810 shares at March 31, 2008, respectively	50,199	49,923
Additional paid-in capital	7,841	7,771
Accumulated other comprehensive income	5,316	5,316
Retained earnings	60,168	57,297
Total shareholders' equity	123,524	120,307
Total liabilities and shareholders' equity	$140,845	$137,482

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
(U.S. dollars in thousands, except per share data )

	Quarter ended		Six months ended
	September 30,		September 30,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)
Net sales	$20,852	$32,241	$43,590	$67,280
Cost of sales	17,945	28,716	37,080	57,855
Gross profit	2,907	3,525	6,510	9,425
Selling, general and administrative expenses	3,867	5,274	7,782	10,513
Other income/(expenses), net	(300)	88	(259)	735
Operating income	(1,260)	(1,661)	(1,531)	(353)
Interest expense	-	-	-	-
Non-operating income/(expenses), net	4,348	(9)	4,403	18
	3,088	(1,670)	2,872	(335)
Income taxes	(36)	3	1	48
Income before minority interests	3,124	(1,673)	2,871	(383)
Minority interests	-	-	-	-
Net income	3,124	(1,673)	2,871	(383)

Other comprehensive income
Foreign currency translation adjustment	-	-	-	1,585
Comprehensive income	3,124	(1,673)	2,871	1,202

Net income per share (note 3)
Basic:
Net income per share	$0.20	$(0.11)	$0.18	$(0.02)
Weighted average number of shares
outstanding (in thousands)	15,880	15,791	15,836	15,791

Diluted:
Net income per share	$0.20	$(0.11)	$0.18	$(0.02)
Weighted average number of shares
outstanding (in thousands)	16,016	15,791	15,969	15,803

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. dollars in thousands)
	Six months ended
	September 30,
	2009	2008
Cash flows from operating activities :
Net income	$2,871	$(383)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	3,671	3,580
Impairment of property, plant and equipment	(18)	-
(Gain)/loss on disposal of property, plant and equipment	(4,233)	148
Unrealized holding (gain)/ loss on marketable securities	(67)	28
Stock-based compensation	125	-
Changes in operating assets and liabilities :
Accounts receivable	4,938	(2,366)
Inventories	5,118	(4,928)
Prepaid expenses and other current assets	185	(412)
Accounts payable	(2,351)	5,866
Customer deposits and accrued expenses	2,497	683
Income taxes payable	-	(98)
Net cash provided by operating activities	12,736	2,118
Cash flows from investing activities
Purchase of property, plant and equipment	(295)	(5,215)
Proceeds from disposal of property, plant and equipment	7,428	236
Closing cost on disposal of plant	(2,123)	-
Net cash provided by investing activities	5,010	(4,979)
Cash flows from financing activities
Dividends paid	-	(1,895)
Exercised of stock options	221	-
Net cash provided by financing activities	221	(1,895)

Cash effect of exchange rate changes	-	(449)

Net decrease in cash and cash equivalents	17,967	(5,205)
Cash and cash equivalents, at beginning of period	23,134	22,718
Cash and cash equivalents, at end of period	41,101	17,513
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	-	141

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2009 and March 31, 2009, the results of operations for the six months ended September 30, 2009 and September 30, 2008, and the cash flows for the six months ended September 30, 2009 and September 30, 2008.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on August 14, 2009 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Inventories

	September 30,	September 30,
	2009	2008
Inventories by major categories:
Raw materials	$10,073	$17,710
Work in progress	3,056	6,377
Finished goods	3,198	7,209
	$16,327	$31,296

3.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the quarters ended September 30, 2009 and 2008 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended September 30, 2009 Compared to Quarter Ended September 30, 2008

Net Sales - The Company’s net sales for the quarter ended September 30, 2009 were $20,852,000, a decrease of $11,389,000, or 35.3%, as compared to the corresponding period in 2008.  The decrease in sales was mainly related to the decrease in sales at our plastic segment of $6,642,000 as well as in our electronic and metallic segment of $4,747,000.  This represented decreases of 35.0% and 35.9% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly the result of the decrease in orders from existing customers of $9,203,000 offsetting the increase in orders from existing customers of $1,981,000 due to continuing decline in orders resulting from the still weak global economy.   About 60% of the sales decrease from existing customers was from one of the segment’s major customers related to plastic component sales of electronic entertainment products.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders for telecommunication and professional audio equipment from existing customers of $3,747,000 and $2,203,000, respectively, offsetting the increase in new customer sales of $771,000 for audio equipment and distribution sales of $294,000.  The decrease in orders was due to the combined factors of the generally slow economic condition, persistent pressure of losing orders to low-priced competitors and change to higher-end product and customer mix.

Gross Profit - The gross profit for the quarter ended September 30, 2009 was $2,906,000, representing a gross profit margin of 13.9%.  This compares with the overall gross profit and gross profit margin of $3,524,000 or 10.9% for the quarter ended September 30, 2008.

Gross profit in the plastic segment decreased by $137,000 to $1,919,000 or 15.5% of net sales, for the quarter ended September 30, 2008 compared to $2,056,000 or 10.8% of net sales, for the quarter ended September 30, 2008.  Improvement in gross margin for the plastic segment was mainly attributable to a decrease in material cost of 43% due to combined effect of 14% drop in resin price as well as a decrease of 40% in resin usage resulting from decreased sales, as compared with same quarter in prior year.  The increase in the segment gross margin was also driven by savings in labor cost as a result of headcount reduction, when compared with the same quarter in 2008.

Gross profits in the electronic & metallic segment decreased by $481,000 to $987,000, or 11.6% of net sales, for the quarter ended September 30, 2009 compared to $1,468,000 or 11.1% of net sales, for the same period last year. The Company’s ability to improve gross margin levels was mainly attributed to better usage in raw materials, when comparing with the year ago quarter.  The gross margin was improved through a 50.4% decrease in labor cost due to a 10.9% drop in labor rate in the second quarter of fiscal year 2009, as compared to the same fiscal quarter in 2008.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended September 30, 2009 were $3,867,000, or 18.5% of total net sales, compared to $5,274,000, or 16.4% of total net sales for the quarter ended September 30, 2008.  There was a decrease in selling, general and administrative expenses of $1,408,000 over the corresponding period.

The SG&A expenses in the plastic segment decreased by $430,000 to $2,664,000, or 21.6% of net sales, for the quarter ended September 30, 2009 compared to $3,094,000 or 16.3% of net sales for the corresponding period in 2008.  The lower SG&A expense for the quarter was primarily related to the decrease of $144,000 in selling expense, $182,000 in staff costs and directors’ remuneration due to salary cut, $103,000 in travelling and entertainment expenses, as compared with the year-ago quarter.

The SG&A expenses in the electronic and metallic segment decreased by $978,000 to $1,203,000, or 14.2% of net sales, for  the quarter ended September 30, 2009 compared to $2,181,000, or 16.5% of net sales for the corresponding period in 2008.  As a result of a continued effort in cost controlling, the decrease in SG&A expenses was primarily related to a decrease of $120,000 in selling expense, $747,000 in staff costs and welfare due to salary reduction and $50,000 in sundry expenses, as compared with the corresponding quarter in the prior year.

Other operating expense - Other operating expense was $300,000 for the quarter ended September 30, 2009, representing an additional expense of $388,000 as compared to other operating income of $88,000 for the quarter ended September 30, 2008.

On a segment basis, the other operating expense attributable to the plastic segment was $350,000, as compared to an income of $61,000 for the same quarter last year.  The other operating expense was mainly due to additional provision of doubtful receivables for $230,000 and a decrease of $211,000 in exchange gain, as compared to the same quarter in the prior year.

The other operating income attributable to the electronic and metallic segment was $50,000 in the quarter ended September 30, 2009, an increase of $23,000 as compared to the other operating income of $27,000 for the year-ago quarter. The increase in other operating income was mainly due to a decrease of $23,000 in exchange loss as compared to the year-ago quarter.

Operating loss - Operating loss was $1,260,000 for the quarter ended September 30, 2009, as compared with the operating loss of $1,661,000 from the corresponding quarter in the prior year.

On a segment basis, the operating loss of the plastic division was $1,094,000 or (8.9%) of net sales in the quarter ended September 30, 2009 compared to operating loss of $976,000 or (5.1%) of net sales in the corresponding period in 2008.   The increase in operating loss in the plastic division was mainly due to the decrease in sales as well as increase in SG&A and other operating expenses as described above.

The operating loss of the electronic & metallic segment was $166,000, or (2.0%) of net sales in the quarter ended September 30, 2009 compared to operating loss of $686,000 or (5.2%) of net sales in the corresponding period in 2008.  The decrease in electronic & metallic operating loss was due to the improved gross profit margin as well as decrease in SG&A expenses as a percentage of net sales as described above.

Non-operating income – Non-operating income for the quarter increased by $4,358,000 to $4,349,000 for the quarter ended September 30, 2009 as compared with the year-ago quarter.  This is mainly attributable to the net gain of $4,200,000 realized from the sale of the former plastic injection manufacturing plant in Shekou, Shenzhen, China and the increase of $57,000 in unrealized gain on revaluation of marketable securities in the electronic & metallic segment during the quarter.

Income Taxes – Income tax for the quarter represented a credit adjustment of $36,000 as compared to income tax expense of $3,000 in the corresponding quarter of prior year.

On a segment basis, there was a credit adjustment of $36,000 for income tax expense in the plastic segment for the quarter ended September 30, 2009 as compared to no income taxes in the year-ago quarter.  There was no income tax incurred by the electronic & metallic segment for quarter ended September 30, 2009, as compared to the $3,000 tax expense in the corresponding quarter of 2008.

Net Income – The Company has a net income of $3,124,000 for the quarter ended September 30, 2009, an increase of $4,799,000, as compared to net loss of $1,675,000 for the quarter ended September 30, 2008.   Net income for the quarter ended September 30, 2009 represented 15.0% of net sales, compared to net loss of 5.2% of net sales in the same quarter of prior year.  The increase in net income was mainly the result of the increase in non-operating income as described above.

Net income for the plastic segment for the quarter ended September 30, 2009 totaled $3,144,000, as compared to the net loss of $962,000 for the corresponding quarter in 2008.  The increase in net income of the plastic segment was mainly the result of increase in non-operating income as described above.

Net loss for the electronic & metallic segment for the quarter ended September 30, 2009 was $20,000, as compared to the net loss of $712,000 for the corresponding quarter in 2008.  The decrease in net loss of the electronic & metallic segment was mainly the result of improvement in gross profit margin, SG&A expense as a percentage of sales and increase in other operating income as described above.

Six Months Ended September 30, 2009 Compared to Six Months Ended September 30, 2008

Net Sales - The Company's net sales for the six months ended September 30, 2009 were $43,590,000, a decrease of $23,690,000 or 35.2% as compared to corresponding period in 2008. The decrease was related to decrease in sales revenue at our plastic segment of $13,318,000 as well as $10,372,000 at our electronic and metallic segment.  This represented decreases of 35.0% and 35.5% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue decrease at the plastic segment was mainly due to the decrease in orders from existing customers of $16,517,000 offsetting the increase in orders from other existing and new customers of $3,198,000.  The majority of the decrease in sales was related to decreasing orders from one of the segment’s major customers related to plastic component sales of electronic entertainment products.

The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $11,572,000 and $996,000, respectively, offsetting the increase in orders from existing and new customers for professional audio instrument products of $1,820,000 and distributions sales of $7,000.  The decrease in orders from existing customers was due to the combined effect of continuing demand decline from the general sluggish economy, persistent pressure of losing orders to lower-priced competitors, as well as change to higher-end product and customer mix.

Gross Profit - The gross profit for the six months ended September 30, 2009 was $6,510,000, representing a gross profit margin of 14.9%. This compared with the overall gross profit and gross profit margin of $9,425,000 or 14.0% for the six months ended September 30, 2009.

Gross profit in the plastic segment decreased $497,000 to $4,492,000 or 18.1% of net sales for the six months ended September 30, 2009, as compared to $4,990,000 or 13.1% of net sales, for the same period in the prior year.  The improved gross margin for the plastic segment was mainly due to lower material costs as a result of a 15.3% drop in resin price and 38.2% decrease in resin usage.  The improved gross margin was also driven by savings in labor cost due to headcount reduction, when compared with the same period of last year.

Gross profit in the electronic and metallic segment decreased by $2,418,000 to $2,018,000 or 10.7% of net sales, for the six months ended September 30, 2009, as compared to $4,436,000 or 15.2% of net sales, for the same period last year.  The decrease in gross margin was mainly attributed to higher raw materials usage as well as increase in factory overhead, as compared with the same period of last year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2009 were $7,783,000, amounting to 17.9% of total net sales, as compared to $10,513,000 or 15.6% of total net sales for the six months ended September 30, 2008. There was a decrease in selling, general and administrative expenses of $2,731,000 or 26.0% over the corresponding period of last year.

The SG&A expenses in the plastic segment decreased by $699,000 or 11.4% to $5,414,000 or 21.9% of net sales, for the six months ended September 30, 2009 compared to $6,113,000 or 16.1% of net sales, for the corresponding period in 2008. The decrease was primarily related to the decrease in selling expenses of $292,000, staff costs and director remuneration of $457,000 due to salary reduction, as compared with the same period in prior year.

The SG&A expenses in the electronic & metallic segment decreased by $2,031,000 or 46.2% to $2,369,000 or 12.6% of net sales, for the six months ended September 30, 2009 compared to $4,400,000 or 15.1% of net sales for corresponding period in 2008. The decrease was primarily related to the decrease in selling expense of $273,000, staff costs and welfare of $1,552,000, travelling expense of $93,000 and government charges of $51,000, as compared with the corresponding period in prior year.

Other operating expense - Other operating expense was $259,000 for the six months ended September 30, 2009, representing an additional expense of $994,000 as compared with last year.

On a segment basis, other operating expense attributable to the plastic segment for the six months ended September 30, 2009 was $470,000, representing an additional expense of $1,136,000 as compared with the corresponding period in the prior year. The increase in other operating expense was mainly attributable to additional provision for doubtful receivables of $380,000, and a decrease of exchange gain of $875,000, as compared with the same period in prior year.

Other operating income attributable to the electronic & metallic segment for the six months ended September 30, 2009 was $211,000, an increase of $141,000 as compared with corresponding period in the prior year. This increase was mainly attributable to an increase of $104,000 in exchange gain and $12,000 in gain on disposal of fixed assets, as compared with the same period of last year.

Operating Loss - Operating loss was $1,532,000 for the six months ended September 30, 2009, as compared with the operating loss of $352,000 from the corresponding six months in the prior year.

On a segment basis, the operating loss of the plastic division was $1,392,000, or (5.6%) of net sales in the six months ended September 30, 2009 compared to operating loss of $458,000 or (1.2%) of net sales in the corresponding period in 2008.   Decrease of operating loss in the plastic division was mainly due to the decrease in sales revenue and increase in SG&A expense as a percentage of sales, offsetting the improved gross margin as a result of lower material and labor cost as described above.

The operating loss of the electronic & metallic segment was $140,000, or (0.7%) of net sales in the six months ended September 30, 2009 compared to operating income of $105,000 or 0.4% of net sales in the corresponding period in 2008.  Electronic & metallic operating income decreased due to the decrease in sales revenue and gross margin as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2009 increased by $4,385,000 to $4,403,000 as compared with the year-ago six months.  This is mainly attributable to the increase in the net gain recognized from disposal of the former manufacturing plant in Shekou, Shenzhen, China in the plastic division during the six months ended September 30, 2009.

Income Taxes – Income tax for the six months was $1,000, a decrease of $47,000 as compared with the corresponding six months in the prior year.

On a segment basis, there was no income tax incurred by the plastic segment for the six months ended September 30, 2009, as compared to the $38,000 tax expense incurred during the year-ago six months.  The income tax of the electronic & metallic segment was $1,000 for six months ended September 30, 2009, a decrease of $9,000 as compared with the corresponding six months in 2008.

Net Income – The Company has a net income of $2,871,000 for the six months ended September 30, 2009, an increase of $3,253,000, as compared to net loss of $382,000 for the six months ended September 30, 2008.   Net income for the six months ended September 30, 2009 represented 6.6% as a percentage of net sales,  comparing to (1.0%) of net sales for the net loss in the same six months of prior year.  The increase in net income was mainly the result of the increase in non-operating income as described above.

Net income for the plastic segment for the six months ended September 30, 2009 totaled $2,748,000, as compared to the net loss of $459,000 for the corresponding six months in 2008.  The increase in net income of the plastic segment was mainly the result of increase in non-operating income as described above.

Net income for the electronic & metallic segment for the six months ended September 30, 2009 was $122,000, compared to the net income of $77,000 for the corresponding six months in 2008.  The increase in net income of the electronic & metallic segment was mainly the result of higher gross profit margin and lower SG&A expenses as a percentage of sales as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of September 30, 2009, the Company had a working capital of $59,265,000 and cash and cash equivalents of $41,101,000. This compares with a working capital of $52,605,000 and cash and cash equivalents of $23,134,000 at March 31, 2009.  The increase in cash and cash equivalents was mainly attributed to net cash provided by operating activities of $12,736,000, net proceeds from disposal of former manufacturing plant for $5,010,000, exercise of stock options for $221,000 during the six months ended September 30, 2009.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings or long-term borrowings at September 30, 2009.

As of September 30, 2009, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Franki Tse
Franki Tse Chief Executive Officer

Date: December 3, 2009